Exhibit 99.2

Fresenius Medical Care AG & Co. KGaA

COMPLETE OVERVIEW OF THE SECOND QUARTER AND

FIRST HALF YEAR 2020

July 30, 2020

Investor Relations

phone: +49 6172 609 2525

email: ir@fmc-ag.com

Content:

Statement of earnings	page 2
Segment information	page 3
Balance sheet	page 4
Cash flow	page 5
Revenue development	page 6
Key metrics	page 7
Quality data	page 8
Reconciliation	page 9
Reconciliation adjusted results	page 10
Outlook 2020	page 11

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Copyright by Fresenius Medical Care AG & Co. KGaA

July 30, 2020

Statement of earnings

	Three months ended June 30				Six months ended June 30
in € million, except share data, unaudited	2020	2019	Change	Change at cc	2020	2019	Change	Change at cc
Health Care Services	3,614	3,455	4.6%	4.0%	7,209	6,773	6.4%	5.2%
Health Care Products	943	890	6.0%	7.5%	1,836	1,705	7.7%	8.3%
Total revenue	4,557	4,345	4.9%	4.7%	9,045	8,478	6.7%	5.8%

Costs of revenue	3,121	3,014	3.6%	3.7%	6,198	5,881	5.4%	4.8%
Gross profit	1,436	1,331	7.9%	7.0%	2,847	2,597	9.7%	8.2%
Selling, general and administrative	738	795	-7.2%	-7.4%	1,593	1,516	5.1%	4.2%
(Gain) loss related to divestitures of Care Coordination activities	(5)	(11)	-59.7%	-59.8%	(29)	(11)	153.7%	147.9%
Research and development	51	48	4.4%	3.4%	96	77	25.3%	23.8%
Income from equity method investees	(4)	(22)	-82.6%	-82.7%	(24)	(43)	-42.8%	-42.9%
Operating income	656	521	25.8%	24.0%	1,211	1,058	14.5%	12.4%
Operating income margin in %	14.4%	12.0%			13.4%	12.5%

Interest income	(11)	2	n.a.	n.a.	(20)	(26)	-23.0%	-22.0%
Interest expense	103	112	-8.2%	-8.2%	216	248	-12.9%	-13.5%
Interest expense, net	92	114	-19.6%	-19.7%	196	222	-11.7%	-12.5%
Income before taxes	564	407	38.6%	36.2%	1,015	836	21.5%	19.0%
Income tax expense	137	92	48.6%	46.1%	237	193	23.0%	20.5%
Net income	427	315	35.7%	33.3%	778	643	21.0%	18.5%
Net income attributable to noncontrolling interests	76	61	24.8%	22.2%	144	118	21.8%	18.8%
Net income attributable to shareholders of FMC-AG & Co. KGaA	351	254	38.3%	36.0%	634	525	20.8%	18.5%

Operating income	656	521	25.8%	24.0%	1,211	1,058	14.5%	12.4%
Depreciation, amortization and impairment loss	410	387	6.0%	5.3%	811	749	8.2%	6.9%
EBITDA	1,066	908	17.4%	16.0%	2,022	1,807	11.9%	10.1%
EBITDA margin in %	23.4%	20.9%			22.4%	21.3%
Weighted average number of shares	292,733,283	303,456,178			295,287,813	305,048,922

Basic earnings per share	€1.20	€0.84	43.4%	41.0%	€2.15	€1.72	24.8%	22.4%
Basic earnings per ADS	€0.60	€0.42	43.4%	41.0%	€1.07	€0.86	24.8%	22.4%

Statement of earnings

Segment information

	Three months ended June 30				Six months ended June 30
unaudited	2020	2019	Change	Change at cc	2020	2019	Change	Change at cc
Total
Revenue in € million	4,557	4,345	4.9%	4.7%	9,045	8,478	6.7%	5.8%
Operating income in € million	656	521	25.8%	24.0%	1,211	1,058	14.5%	12.4%
Operating income margin in %	14.4%	12.0%			13.4%	12.5%
Delivered Operating Income in € million	580	460	26.0%	24.2%	1,067	940	13.6%	11.6%
Days sales outstanding (DSO)					53	77
Employees (full-time equivalents)					124,736	119,631

North America
Revenue in € million	3,240	3,061	5.8%	3.7%	6,426	5,948	8.0%	5.4%
Operating income in € million	609	429	42.1%	39.3%	1,073	801	33.9%	30.9%
Operating income margin in %	18.8%	14.0%			16.7%	13.5%
Delivered Operating Income in € million	535	372	44.1%	41.3%	934	690	35.2%	32.2%
Days sales outstanding (DSO)					30	63

EMEA
Revenue in € million	687	648	6.0%	8.0%	1,366	1,301	5.0%	6.1%
Operating income in € million	78	96	-19.5%	-18.6%	179	235	-23.7%	-23.3%
Operating income margin in %	11.3%	14.9%			13.1%	18.0%
Delivered Operating Income in € million	77	94	-19.1%	-18.3%	177	232	-23.4%	-23.1%
Days sales outstanding (DSO)					92	101

Asia-Pacific
Revenue in € million	450	458	-1.7%	-1.8%	893	886	0.9%	0.3%
Operating income in € million	63	69	-8.7%	-9.5%	140	164	-14.6%	-15.3%
Operating income margin in %	14.1%	15.1%			15.7%	18.5%
Delivered Operating Income in € million	62	67	-7.4%	-8.1%	137	160	-14.1%	-14.7%
Days sales outstanding (DSO)					113	122

Latin America
Revenue in € million	170	172	-1.6%	23.9%	338	334	1.1%	24.2%
Operating income in € million	11	6	85.5%	110.0%	18	17	2.9%	11.4%
Operating income margin in %	6.4%	3.4%			5.3%	5.2%
Delivered Operating Income in € million	11	6	83.7%	107.5%	18	17	3.4%	11.8%
Days sales outstanding (DSO)					139	116

Corporate
Revenue in € million	10	6	98.8%	96.2%	22	9	137.3%	133.6%
Operating income in € million	(105)	(79)	32.9%	32.5%	(199)	(159)	24.8%	24.3%
Delivered Operating Income in € million	(105)	(79)	33.0%	32.6%	(199)	(159)	24.9%	24.4%

Segment information

Balance sheet

	June 30	December 31
in € million, except for net leverage ratio, unaudited	2020	2019
Assets
Current assets	8,182	7,165
Goodwill and intangible assets	15,508	15,444
Right of use assets	4,428	4,325
Other non-current assets	6,072	6,001
Total assets	34,190	32,935

Liabilities and equity
Current liabilities	8,064	7,059
Non-current liabilities	12,803	12,649
Total equity	13,323	13,227
Total liabilities and equity	34,190	32,935

Equity/assets ratio	39%	40%

Debt and lease liabilities
Short-term debt	876	1,150
Short-term debt from related parties	3	22
Current portion of long-term debt	1,513	1,447
Current portion of long-term lease liabilities	622	622
Current portion of long-term lease liabilities from related parties	21	17
Long-term debt, less current portion	6,274	6,458
Long-term lease liabilities, less current portion	4,039	3,960
Long-term lease liabilities from related parties, less current portion	130	106
Total debt and lease liabilities	13,478	13,782
Minus: Cash and cash equivalents (1)	(1,889)	(1,008)
Total net debt and lease liabilities	11,589	12,774

Reconciliation of annualized adjusted EBITDA and net leverage ratio to the most directly comparable IFRS financial measures
Net income	1,574	1,439
Income tax expense	446	402
Interest income	(56)	(62)
Interest expense	459	491
Depreciation and amortization	1,608	1,553
Adjustments (2)	97	110
Annualized adjusted EBITDA	4,128	3,933

Net leverage ratio	2.8	3.2

(1) The increase in cash and cash equivalents as of June 30, 2020 was primarily related to federal relief funding and advanced payments under the CARES Act and other COVID-19 relief.

Balance sheet

Cash flow statement

	Three months ended June 30		Six months ended June 30
in € million, unaudited	2020	2019	2020	2019
Operating activities
Net income	427	315	778	643
Depreciation / amortization / impairment loss	410	387	811	749
Change in working capital and other non-cash items	1,482	150	1,314	(464)
Net cash provided by (used in) operating activities	2,319	852	2,903	928
In percent of revenue	50.9%	19.6%	32.1%	10.9%

Investing activities
Purchases of property, plant and equipment	(218)	(296)	(500)	(497)
Proceeds from sale of property, plant and equipment	2	3	4	4
Capital expenditures, net	(216)	(293)	(496)	(493)

Free cash flow	2,103	559	2,407	435
In percent of revenue	46.1%	12.9%	26.6%	5.1%

Acquisitions and investments, net of cash acquired, and purchases of intangible assets	(69)	(94)	(108)	(1,923)
Proceeds from divestitures	5	11	11	23
Acquisitions and investments, net of divestitures	(64)	(83)	(97)	(1,900)
Free cash flow after investing activities	2,039	476	2,310	(1,465)

Cash flow

Revenue development

						Same
						market
				Change	Organic	treatment
in € million, unaudited	2020	2019	Change	at cc	growth	growth(1)
Three months ended June 30
Total revenue	4,557	4,345	4.9%	4.7%	4.4%
Health Care Services	3,614	3,455	4.6%	4.0%	3.8%	2.4%
Thereof Dialysis Care revenue	3,224	3,120	3.3%	2.8%	2.2%	2.4%
Thereof Care Coordination revenue	390	335	16.4%	14.4%	19.9%
Health Care Products	943	890	6.0%	7.5%	6.9%

North America	3,240	3,061	5.8%	3.7%	3.7%
Health Care Services	2,951	2,789	5.8%	3.7%	3.7%	1.8	%(2)
Thereof Dialysis Care revenue	2,602	2,511	3.6%	1.6%	0.8%	1.8	%(2)
Thereof Care Coordination revenue	349	278	25.5%	23.0%	31.8%
Health Care Products	289	272	6.2%	4.0%	4.3%

EMEA	687	648	6.0%	8.0%	6.9%
Health Care Services	341	335	1.7%	4.5%	4.2%	3.3%
Health Care Products	346	313	10.6%	11.8%	9.9%
Thereof Dialysis Products	324	296	9.5%	10.8%	8.7%
Thereof Non-Dialysis Products	22	17	28.8%	29.2%	29.2%

Asia-Pacific	450	458	-1.7%	-1.8%	-0.7%
Health Care Services	196	210	-6.8%	-8.8%	-6.5%	1.2%
Thereof Dialysis Care revenue	155	153	1.1%	-1.9%	4.0%	1.2%
Thereof Care Coordination revenue	41	57	-28.0%	-27.4%	-33.4%
Health Care Products	254	248	2.6%	4.1%	4.0%
Thereof Dialysis Products	254	248	2.5%	3.9%	3.8%
Thereof Non-Dialysis Products	0	—	n.a.	n.a.	n.a.

Latin America	170	172	-1.6%	23.9%	17.6%
Health Care Services	119	121	-1.1%	25.9%	17.8%	3.6%
Health Care Products	51	51	-3.0%	19.2%	17.3%

Corporate	10	6	98.8%	96.2%
Health Care Services	7	—	n.a.	n.a.
Health Care Products	3	6	-23.9%	-24.2%

Six months ended June 30
Total revenue	9,045	8,478	6.7%	5.8%	4.2%
Health Care Services	7,209	6,773	6.4%	5.2%	3.9%	2.8%
Thereof Dialysis Care revenue	6,422	6,078	5.7%	4.6%	2.9%	2.8%
Thereof Care Coordination revenue	787	695	13.2%	10.8%	13.5%
Health Care Products	1,836	1,705	7.7%	8.3%	5.3%

North America	6,426	5,948	8.0%	5.4%	3.6%
Health Care Services	5,859	5,469	7.1%	4.5%	3.3%	2.4	%(2)
Thereof Dialysis Care revenue	5,173	4,883	5.9%	3.3%	1.5%	2.4	%(2)
Thereof Care Coordination revenue	686	586	17.0%	14.1%	19.0%
Health Care Products	567	479	18.4%	15.5%	7.9%

EMEA	1,366	1,301	5.0%	6.1%	5.0%
Health Care Services	682	659	3.5%	5.0%	4.3%	2.8%
Health Care Products	684	642	6.6%	7.1%	5.7%
Thereof Dialysis Products	638	606	5.3%	5.8%	4.3%
Thereof Non-Dialysis Products	46	36	28.8%	29.0%	29.0%

Asia-Pacific	893	886	0.9%	0.3%	0.4%
Health Care Services	414	409	1.2%	-0.8%	-0.5%	2.9%
Thereof Dialysis Care revenue	313	300	4.4%	1.3%	4.8%	2.9%
Thereof Care Coordination revenue	101	109	-7.5%	-6.8%	-14.1%
Health Care Products	479	477	0.5%	1.3%	1.2%
Thereof Dialysis Products	474	477	-0.5%	0.3%	0.1%
Thereof Non-Dialysis Products	5	—	n.a.	n.a.	n.a.

Latin America	338	334	1.1%	24.2%	17.3%
Health Care Services	240	236	1.9%	27.2%	18.7%	4.2%
Health Care Products	98	98	-0.7%	16.9%	14.1%

Corporate	22	9	137.3%	133.6%
Health Care Services	14	—	n.a.	n.a.
Health Care Products	8	9	-6.1%	-6.3%

(1)         same market treatment  growth = organic growth less price effects

(2)         U.S. (excl. Mexico), same market treatment growth North America: 2.1% for the three months and 2.6% for the six months ended June 30, 2020.

Revenue development

Key metrics North America segment

	Three months ended June 30				Six months ended June 30
unaudited	2020	2019	Change	Change at cc	2020	2019	Change	Change at cc
Dialysis
Revenue in € million	2,891	2,783	3.9%	1.8%	5,740	5,362	7.1%	4.4%
Operating income in € million	567	428	32.5%	30.0%	984	760	29.3%	26.4%
Operating income margin in %	19.6%	15.4%			17.1%	14.2%
Delivered Operating income in € million	503	373	35.0%	32.4%	863	657	31.2%	28.3%

Care Coordination
Revenue in € million	349	278	25.5%	23.0%	686	586	17.0%	14.1%
Operating income in € million	42	1	n.a.	n.a.	89	41	119.2%	114.0%
Operating income margin in %	12.0%	0.3%			13.0%	6.9%
Delivered Operating income in € million	32	(1)	n.a.	n.a.	71	33	116.5%	111.3%

Key metrics Dialysis Care Services

	Six months ended June 30
unaudited	Clinics	Growth in %	De novos	Patients	Growth in %	Treatments	Growth in %
Total	4,036	1%	60	347,683	2%	26,526,147	4%
North America	2,614	1%	33	212,149	2%	16,303,730	4%
EMEA	797	2%	13	67,220	2%	5,056,261	2%
Asia-Pacific	380	-5%	11	31,893	0%	2,284,425	2%
Latin America	245	6%	3	36,421	8%	2,881,731	11%

Key metrics Care Coordination

	Six months ended June 30
unaudited	2020	2019	Change	Change at cc
North America
Member months under medical cost management(1)	345,675	336,256	2.8%
Medical cost under management (in € million)(1)	2,259	2,174	3.9%	1.4%
Care Coordination patient encounters	384,017	550,233	-30.2%

(1) Data presented for the ESCO metrics are subject to finalization by CMS, which may result in changes from previously reported metrics.

Key metrics

Quality data(1)

	North America		EMEA		Latin America		Asia-Pacific
in % of patients	Q2 2020	Q2 2019	Q2 2020	Q2 2019	Q2 2020	Q2 2019	Q2 2020	Q2 2019
Kt/V > 1.2	97	97	93	94	90	90	94	96
Hemoglobin = 10-12 g/dl	73	71	82	82	46	49	52	56
Calcium = 8.4-10.2 mg/dl	81	83	77	79	75	76	72	73
Albumin > 3.5 g/dl(1)	80	80	89	89	90	92	89	90
Phosphate < 5.5 mg/dl	57	60	77	79	77	76	65	64
Patients without catheter (after 90 days)	80	82	77	79	79	80	81	85
in days
Days in hospital per patient year	9.8	11.0	7.3	7.9	3.9	4.2	2.6	2.7

(1) Definitions cf. Annual Report 2019, Section “Non-Financial Group Report”

Quality data

Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures

	Three months ended June 30		Six months ended June 30
in € million, unaudited	2020	2019	2020	2019
Delivered Operating Income reconciliation
Total
Operating income	656	521	1,211	1,058
less noncontrolling interests	(76)	(61)	(144)	(118)
Delivered Operating Income	580	460	1,067	940

North America
Operating income	609	429	1,073	801
less noncontrolling interests	(74)	(57)	(139)	(111)
Delivered Operating Income	535	372	934	690

Dialysis
Operating income	567	428	984	760
less noncontrolling interests	(64)	(55)	(121)	(103)
Delivered Operating Income	503	373	863	657

Care Coordination
Operating income	42	1	89	41
less noncontrolling interests	(10)	(2)	(18)	(8)
Delivered Operating Income	32	(1)	71	33

EMEA
Operating income	78	96	179	235
less noncontrolling interests	(1)	(2)	(2)	(3)
Delivered Operating Income	77	94	177	232

Asia-Pacific
Operating income	63	69	140	164
less noncontrolling interests	(1)	(2)	(3)	(4)
Delivered Operating Income	62	67	137	160

Dialysis
Operating income	70	64	144	154
less noncontrolling interests	(2)	(1)	(3)	(4)
Delivered Operating Income	68	63	141	150

Care Coordination
Operating income	(7)	5	(4)	10
less noncontrolling interests	1	(1)	0	0
Delivered Operating Income	(6)	4	(4)	10

Latin America
Operating income	11	6	18	17
less noncontrolling interests	0	0	0	0
Delivered Operating Income	11	6	18	17

Corporate
Operating income	(105)	(79)	(199)	(159)
less noncontrolling interests	0	0	0	0
Delivered Operating Income	(105)	(79)	(199)	(159)

Reconciliation

Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures

					(Gain) loss related			Change
				Cost	to divestitures of	Results	Change	(adjusted
	Results	Results	NxStage	optimization	Care Coordination	2019	(adjusted	results)
in € million, except share data, unaudited	2020	2019	costs	costs	activities	adjusted	results)	at cc
Three months ended June 30
Total revenue	4,557	4,345				4,345	4.9%	4.7%
EBITDA	1,066	908	4	3	(11)	904	18.0%	16.6%
Total operating income	656	521	4	3	(11)	517	27.0%	25.1%
North America	609	429	4	3	(11)	425	43.7%	40.9%
Dialysis	567	428	4	3		435	30.5%	28.0%
Care Coordination	42	1			(11)	(10)	n.a.	n.a.
EMEA	78	96				96	-19.5%	-18.6%
Asia-Pacific	63	69				69	-8.7%	-9.5%
Dialysis	70	64				64	8.0%	6.5%
Care Coordination	(7)	5				5	n.a.	n.a.
Latin America	11	6				6	85.5%	110.0%
Corporate	(105)	(79)		0		(79)	33.1%	32.7%
Interest expense, net	92	114				114	-19.6%	-19.7%
Income tax expense	137	92	1	1	(2)	92	50.3%	47.8%
Net income attributable to noncontrolling interests	76	61				61	24.8%	22.2%
Net income(1)	351	254	3	2	(9)	250	40.3%	37.9%
Basic earnings per share	€1.20	€0.84	€0.01	€0.00	€(0.03)	€0.82	45.4%	43.0%
Six months ended June 30
Total revenue	9,045	8,478				8,478	6.7%	5.8%
EBITDA	2,022	1,807	20	7	(11)	1,823	10.9%	9.2%
Total operating income	1,211	1,058	20	7	(11)	1,074	12.8%	10.8%
North America	1,073	801	20	7	(11)	817	31.4%	28.4%
Dialysis	984	760	20	7		787	25.0%	22.2%
Care Coordination	89	41			(11)	30	204.7%	197.4%
EMEA	179	235				235	-23.7%	-23.3%
Asia-Pacific	140	164				164	-14.6%	-15.3%
Dialysis	144	154				154	-5.8%	-7.0%
Care Coordination	(4)	10				10	n.a.	n.a.
Latin America	18	17				17	2.9%	11.4%
Corporate	(199)	(159)		0		(159)	25.0%	24.5%
Interest expense, net	196	222				222	-11.7%	-12.5%
Income tax expense	237	193	5	2	(2)	198	20.4%	18.0%
Net income attributable to noncontrolling interests	144	118				118	21.8%	18.8%
Net income(1)	634	525	15	5	(9)	536	18.3%	16.0%
Basic earnings per share	€2.15	€1.72	€0.05	€0.02	€(0.03)	€1.76	22.2%	19.8%

(1) Attributable to shareholders of FMC-AG & Co. KGaA

Outlook 2020

		Outlook 2020
	Results 2019	(at Constant Currency)
Revenue(1)	€17,477 M	mid to high single digit growth rate
Operating income(1)	€2,356 M	mid to high single digit growth rate
Delivered Operating Income(1)	€2,117 M	mid to high single digit growth rate
Net income(1),(2)	€1,236 M	mid to high single digit growth rate
Basic earnings per share growth(1),(2) at Constant Currency	—	assessed based on expected development of net income and shares outstanding
Capital expenditures	€1.1 BN	€1.1 - €1.3 BN
Acquisitions and investments(3)	€2.2 BN	€0.5 - €0.7 BN
Net cash provided by (used in) operating activities in % of revenue	14.7%	> 12.5%
Free cash flow in % of revenue	8.3%	> 5%
Net leverage ratio	3.2	< 3.5
ROIC	6.1%	> 6.0%
Dividend per share(4)	€1.20	assessed based on expected development of net income and shares outstanding
Employees(5)	124,736	> 124,000
Research and development expenses	€168 M	€210 - €230 M

(1)    Outlook 2020 inclusive of anticipated COVID-19 effects and excluding special items. Special items are effects that are unusual in nature and have not been foreseeable or not foreseeable in size or impact at the time of giving guidance. Growth rates based on adjusted results 2019 including IFRS 16 implementation and NxStage operations.

(2)  Net income attributable to shareholders of FMC-AG & Co. KGaA.

(3)    Excluding investments in debt securities.

(4)    Results 2019: proposal to be approved by the 2020 Annual General Meeting.

(5)   Full-time equivalents.

Outlook